Exhibit 99.51
QUEST RARE MINERALS LTD.
NOTICE OF CHANGE OF AUDITOR

TO:	AUTORITÉ DES MARCHÉS FINANCIERS
BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN FINANCIAL SERVICES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
NEW BRUNSWICK SECURITIES COMMISSION
NEWFOUNDLAND AND LABRADOR SECURITIES COMMISSION
NOVA SCOTIA SECURITIES COMMISSION
PRINCE EDWARD ISLAND SECURITIES COMMISSION

AND TO:	BRATT FREMETH STAR G.P., CHARTERED ACCOUNTANTS
ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS
Quest Rare Minerals Ltd. (the “Corporation”) gives the following notice in accordance with section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”):
1.	The date of resignation of Bratt Fremeth Star G.P., Chartered Accountants, as auditor of the Corporation is December 13, 2010;
2.	Bratt Fremeth Star G.P., Chartered Accountants, have resigned as auditor of the Corporation at the request of the Board of Directors of the Corporation;
3.	The resignation of Bratt Fremeth Star G.P., Chartered Accountants as auditor of the Corporation and the appointment of Ernst & Young LLP, Chartered Accountants, as auditor of the Corporation have been considered and approved by the Audit Committee of the Board of Directors and by the Board of Directors of the Corporation;
4.	The auditor’s report of Bratt Fremeth Star G.P., Chartered Accountants on the Corporation’s financial statements for the fiscal year ended October 31, 2009 did not contain any reservation;
5.	Bratt Fremeth Star G.P., Chartered Accountants did not audit any financial statements of the Corporation after October 31, 2009 and did not review any financial statements of the Corporation after July 31, 2010; and
6.	There have been no reportable events as such term in defined in NI 51-102.
Dated December 15, 2010.

QUEST RARE MINERALS LTD.

per:	(signed) Peter Cashin